

Mail Stop 7010

March 10, 2009

Mr. Darrell W. Crate
Affiliated Managers Group, Inc.
600 Hale Street
Prides Crossing, MA 01965

> **RE:** **Affiliated Managers Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 2, 2009**
> **File #1-13459**

Dear Mr. Crate:

     We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Results of Operations, page 22

1. Please revise future filings to present changes in your client cash flows on a gross basis. This information could provide investors with a better understanding of capital inflows and outflows. It will also allow investors to more clearly identify trends or unusual items.

2. Given that your assets under management have a direct impact on your operating results, please revise future filings to address the following items:

- Quantify your revenue earned from asset-based fees and performance fees.
- Quantify any significant client withdraws and the impact that such a decrease in assets will have on your revenues and expenses.
- Quantify how investment performance impacts your incentive income and compensation expenses.
- Provide a more specific and comprehensive discussion regarding how decreases in your assets under management and investment performance may impact your liquidity.

3. We note that your assets under management at December 31, 2008 are significantly lower than the average balance for the period then ended. Please revise future filings to include a quantitative discussion regarding how the decrease may impact your future results.

Liquidity and Capital Resources, page 30

4. Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms of the significant covenants within your debt agreements. In addition, if you believe that it is reasonably likely that you will not meet any significant debt covenant, please revise future filings to also present, for your most significant covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants.

Critical Accounting Estimates and Judgments, page 39
Goodwill, page 40

5. Please provide us with a specific and comprehensive discussion regarding how you determined that your reporting units were your three operating segments. Reference paragraph 30 of FAS 142.

6. We note that your goodwill balance represents a significant percentage of your assets. In the interest of providing readers with better insight into management's judgments in accounting for goodwill, please disclose the following in future filings:

- A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

- How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Indefinite-Lived Intangible Assets and Definite-Lived Intangible Assets, page 40

7. With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding how you have considered the global economic downturn in your asset impairment tests. In this regard, please tell us what consideration you have given to declines in revenue and cash flows and potential closures of investment companies.

Equity Method Investments, page 41

8. Please revise future filings to include a qualitative and quantitative description of the material assumptions used in your impairment analysis and a sensitivity analysis of those assumptions based upon reasonably likely changes.

Item 9A. Controls and Procedures, page 83

9. We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective for the purpose of ensuring that material information is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without providing any part of the definition. See Exchange Act Rule 13a-15(e).

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or, in her absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief